SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 2 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,225,226 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,225,226 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,225,226 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of shares of UTI’s common stock, $0.0001 par value per share (the “Common Shares”) that could currently be obtained upon conversion of UTI’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,795,795 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap (as such terms are defined in Item 4 below of this Schedule 13D).

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 3 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,225,226 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,225,226 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,225,226 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 15,852,251 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 4 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,225,226 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,225,226 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,225,226 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 9,264,263 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 5 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,225,226 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,225,226 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,225,226 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 1,694,894 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 6 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Holdings I, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,225,226 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,225,226 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,225,226 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6%
14.	Type of reporting person (see instructions) OO

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,795,795 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 7 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,225,226 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,225,226 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,225,226 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 2,442,642 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 8 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,225,226 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,225,226 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,225,226 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,795,795 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 9 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 41,475 (1)
	8.	Shared voting power 1,225,226 (2)
	9.	Sole dispositive power 41,475 (1)
	10.	Shared dispositive power 1,225,226 (2)

11.	Aggregate amount beneficially owned by each reporting person 1,266,701 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.7% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)	Consists of Common Shares that are held directly by Christopher Shackelton, his spouse and trusts for the benefit of his descendants.
(2)

Consists of Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,795,795 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 10 of 14

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) filed on March 21, 2016 with the Securities and Exchange Commission (the “SEC”) by Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Coliseum Holdings I, LLC, Coliseum Capital Co-Invest, L.P., Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”), relating to shares of common stock, $0.0001 par value per share (the “Common Shares”), of Universal Technical Institute, Inc. (“UTI”), a corporation organized under the laws of Delaware, as amended by Amendment No. 1 (the Initial Schedule 13D and Amendment No. 1, collectively, the “Amended Schedule 13D”) filed with the SEC on June 28, 2016.

Pursuant to the underwritten secondary offering described below, effective as of December 17, 2019, CCP, CCP2 and a separate account investment advisory client of CCM (the “Separate Account”) disposed of 3,601,724 shares of common stock, par value $0.0001 per share of UTI and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Amended Schedule 13D. Any capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Amended Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) is amended and restated in its entirety as follows:

(b) The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Limitations on Conversion and Voting of Series A Preferred Stock:

The Reporting persons beneficially own an aggregate of 700,000 shares of Series A Preferred Stock.

The conversion of our Series A Preferred Stock into Common Shares is subject to important limitations set forth in the Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”). The Certificate of Designations provides that prior to the receipt of Regulatory Approval (as defined below), the Series A Preferred Stock may only be converted to the extent that the amount of shares of Common Shares issued pursuant to such conversion, in the aggregate, is less than or equal to four and ninety-nine one-hundredths percent (4.99%) of the Common Shares outstanding at the close of business on June 24, 2016 (the “Conversion Cap”). The Series A Preferred Stock is entitled to vote with the holders of Common Shares (and any other class or series similarly entitled to vote with the holders of Common Shares) and not as a separate class, at any annual or special meeting of stockholders; provided, however, that, prior to the receipt of Regulatory Approval, the voting power of the Series A Preferred Stock and any Common Shares issued upon conversion of the Series A Preferred Stock may not exceed four and ninety-nine one-hundredths percent (4.99%) of the aggregate voting power of all voting stock outstanding on June 24, 2016 (the “Voting Cap”). The Certificate of Designations defines “Regulatory Approval” as (i) the approvals by the holders of Common Shares that are required under the listing standards of the NYSE, including NYSE Listed Company Manual Section 312.03, and (ii) the approval of any person, entity, or organization that engages in granting or withholding educational approvals for, administers financial assistance to or for students of, or otherwise regulates private postsecondary schools, including without limitation the Department of Education, any state education department or agency, any guaranty agency, and any institutional accreditation agency, in each case, as applicable, to remove the Voting Cap and the Conversion Cap (collectively, the “Regulatory Approval”). As of June 24, 2016, UTI had 24,553,644 shares of Common Shares outstanding, resulting in a Conversion Cap and a Voting Cap equal to 1,225,226 Common Shares without Regulatory Approval.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 11 of 14

Underwritten Secondary Offering:

On October 18, 2019, UTI filed with the SEC a registration statement on Form S-3 registering for public resale, as provided for therein, shares of Common Stock (the “Shares”) beneficially owned by CCP, CCP2, the Separate Account, and Coliseum Holdings I, LLC. On December 12, 2019, CCP, CCP2 and the Separate Account agreed to sell 3,601,724 Shares to B. Riley FBR, Inc. (the “Underwriter”) at a price of $6.00 per share pursuant to the terms and conditions of the Underwriting Agreement, dated as of December 12, 2019 (the “Underwriting Agreement”), by and among CCP, CCP2, the Separate Account, UTI and Underwriter (the “Secondary Offering”). On December 17, 2019, the public resale of the Shares was consummated.

Item 5.	Interest in Securities of UTI.

Sections (a)-(b) of the Amended Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 25,633,933 Common Shares outstanding as of December 1, 2019, as reported in UTI’s prospectus supplement dated December 12, 2019, as filed with the SEC pursuant to Rule 424(b)(4) on December 13, 2019.

Section (c) of Item 5 of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

(c) On December 17, 2019, CCP, CCP2 and the Separate Account sold an aggregate of 3,601,724 shares of Common Stock of UTI at a price of $6.00 per share pursuant to the terms and conditions of the Underwriting Agreement with the sales broken down as follows:

Seller	Number of Shares Sold
CCP	2,167,822
CCP2	574,409
Separate Account	859,493

Section (e) of Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

(e) As of December 17, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares, although the Reporting Persons would be beneficial owners of more than 5% of the Common Shares if the Conversion Cap or the Voting Cap were no longer in place. The Reporting Persons do not expect the Conversion Cap or the Voting Cap to be removed in the next 60 days.

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 12 of 14

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On December 12, 2019, in connection with the Secondary Offering, CCP, CCP2, the Separate Account and UTI entered into the Underwriting Agreement with the Underwriter. Pursuant to the terms and conditions of the Underwriting Agreement, CCP, CCP2, and the Separate Account agreed to sell 3,601,724 Shares to the Underwriter at a price of $6.00 per share. The Secondary Offering closed on December 17, 2019.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on December 12, 2019, CCP, CCP2, and the Separate Account executed lock-up agreements (the “Lock-Up Agreements”), pursuant to which and subject to specified exceptions, it agreed for a period of 180 days from December 12, 2019 not to, without the prior written consent of the Underwriter (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a “Disposition”) any Company Securities (as defined in the Lock-Up Agreements) or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Company Securities held by the undersigned or acquired by the undersigned after the date hereof, or that may be deemed to be beneficially owned by the undersigned (collectively, the “Lock-Up Shares”), pursuant to the Rules and Regulations (as defined in the Lock-Up Agreements) promulgated under the Securities Act of 1933, as amended (the “Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period commencing on the date hereof and ending 180 days after the date of the Underwriting Agreement, inclusive (the “Lock-Up Period”), (ii) during the Lock-Up Period, exercise or seek to exercise or effectuate in any manner any rights of any nature that the undersigned has or may have hereafter to require the Company to register under the Act the undersigned’s Disposition of any of the Lock-Up Shares held by the undersigned, (iii) otherwise participate as a selling securityholder in any manner in any registration of Lock-Up Shares effected by the Company under the Act, including under the Registration Statement, during the Lock-Up Period, or (iv) engage in any hedging, collar (whether or not for any consideration) or other transaction that is designed to or reasonably expected to lead to or result in a Disposition of Lock-Up Shares during the Lock-Up Period, even if such Lock-Up Shares would be disposed of by someone other than such holder, and such prohibited hedging or other transactions would include any short sale or any purchase, sale or grant of any right (including any put or call option or reversal or cancellation thereof) with respect to any Lock-Up Shares or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from Lock-Up Shares. On December 12, 2019, Mr. Shackelton entered into a lock-up agreement on substantially the same terms for a period of 60 days in his capacity as a director of UTI.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.11, 99.12 and 99.13 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby supplemented to add the following as exhibits:

99.11 Underwriting Agreement, dated December 12, 2019, among Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners LLC – Series A, Universal Technical Institute, Inc., and the Underwriter (incorporated by reference to Exhibit 1.1 of UTI’s Current Report on Form 8-K, filed with the SEC on December 17, 2019 (File No. 001-31923).

99.12 Lock-Up Agreements dated December 12, 2019 by CCP, CCP2, and the Separate Account (incorporated by reference to Exhibit 1.1 of UTI’s Current Report on Form 8-K, filed with the SEC on December 17, 2019 (File No. 001-31923).

99.13 Lock-Up Agreement dated December 12, 2019, by Christopher Shackelton (incorporated by reference to Exhibit 1.1 of UTI’s Current Report on Form 8-K, filed with the SEC on December 17, 2019 (File No. 001-31923).

SCHEDULE 13D
CUSIP No. 913915104	13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: December 18, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM HOLDINGS I, LLC		COLISEUM CAPITAL CO-INVEST, L.P.

By:	Coliseum Capital Management, LLC, its Manager	By:	Coliseum Capital, LLC, General Partner

		By:	/s/ Chivonne Cassar
By:	/s/ Chivonne Cassar		Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

DATE: December 18, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM HOLDINGS I, LLC		COLISEUM CAPITAL CO-INVEST, L.P.

By:	Coliseum Capital Management, LLC, its Manager	By:	Coliseum Capital, LLC, General Partner

		By:	/s/ Chivonne Cassar
By:	/s/ Chivonne Cassar		Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact